United States securities and exchange commission logo





                           December 23, 2020

       Anuradha B. Subramanian
       Chief Financial Officer
       Bumble Inc.
       1105 West 41st Street
       Austin, Texas 78756

                                                        Re: Bumble Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
11, 2020
                                                            CIK No. 0001830043

       Dear Ms. Subramanian:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 25, 2020 letter.

       Draft Registration Statement on Form S-1

       Summary, page 1

   1. We note that in response to prior comment 4 you removed disclosures indicating you have been profitable since
2010. Please explain your reference to a profitable and durable business model on pages
2 and 127 or revise as necessary.
 Anuradha B. Subramanian
FirstName
Bumble Inc.LastNameAnuradha B. Subramanian
Comapany23,
December   NameBumble
              2020      Inc.
December
Page 2    23, 2020 Page 2
FirstName LastName
2. We note your revised disclosures in response to prior comment 6. Please further revise to present Operating Cash Flow Conversion with equal or greater prominence to Free Cash
         Flow Conversion as disclosed on page 4. Also, explain further why operating cash flow conversion calculated based on net loss is not meaningful and why presentation of such measure on a non-GAAP basis without the comparable GAAP information is appropriate.
         Lastly, you present adjusted EBITDA margin throughout the filing without presenting the most directly comparable GAAP measure. Please revise. Refer to Item 10(e)(i)(A) of
         Regulation S-K.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page
83

3. We note your revised disclosures in response to prior comment 9. Please further revise to include the amount of controlling equity interest in Bumble Holdings and state whether you have the obligation to absorb losses and receive benefits from Bumble Holdings.
         Also, clarify whether you consider Bumble Holdings to be a VIE and, if so, whether you are the primary beneficiary. Refer to ASC 810-10-25.
4. We note your revised pro forma disclosures. Please note that once this information is finalized and actual amounts are provided, we may have further questions regarding your pro forma adjustments related to the Reorganization and Offering Transactions.
Buzz Holdings L.P. Unaudited Condensed Consolidated Balance Sheets, page F-30

5. Please explain further why the $119 million loan issued to Beehive as part of the Sponsor
         Acquisition was recorded as a reduction of Limited Partners' Interest. Also, clarify why the amount of Limited Partners' interests here does not agree to the amount in the
         Condensed Consolidated Statement of Changes in Equity at September 30, 2020. Please
         also revise to reflect the outstanding units in the equity statement. Notes to Unaudited Condensed Consolidated Financial Statements
Note 11 Stock Based Compensation, page F-48

6. You disclose that the predecessor stock-based compensation plans were terminated in connection with the Acquisition. However, you provide placeholder disclosures on page
         122 under a "prior to the Sponsor Acquisition" heading, which includes the aggregate intrinsic value of such outstanding stock options based on the assumed initial public offering price. Please tell us whether the predecessor stock options are still outstanding as of September 30, 2020, and if so, the nature of such awards and how those relate to your disclosure on page 122.
7. We note your response to prior comment 22. Please further explain to us the reasons for the significant increase in the fair value of the Class B Units used to value the awards granted in August 2020 compared to the fair value used for the June 2020 grants. In this regard, you refer to the sustained improvement in the industry and an increase in market multiples compared to those as of the date of the acquisition in January; however, it is
 Anuradha B. Subramanian
Bumble Inc.
December 23, 2020
Page 3
       unclear how this addresses the 164% increase in fair value from June 2020 to August
       2020. Also, explain further your reliance on the January 29, 2020 purchase price valuation to determine the fair value of awards granted five months later.
8. Please clarify for us whether the liquidity event related to the exit-vesting Class B and
       Incentive Units will be satisfied by any events related to the Offering Transactions such as the purchase of outstanding Units from pre-IPO owners. If so, revise to disclose the amount of compensation expense that will be recognized upon such events and tell us your consideration to include adjustments for such amounts in your pro forma financial statements.
        You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney at
(202) 551-3574with any other questions.



                                                             Sincerely,
FirstName LastNameAnuradha B. Subramanian
                                                             Division of
Corporation Finance
Comapany NameBumble Inc.
                                                             Office of
Technology
December 23, 2020 Page 3
cc:       Joshua Ford Bonnie
FirstName LastName